David T. Mittelman Direct Phone: 415.659.5943 Email: DMittelman@ReedSmith.com	Reed Smith llp Two Embarcadero Center Suite 2000 San Francisco, CA 94111-3922 +1 415 543 8700 Fax +1 415 391 8269 reedsmith.com
February 18, 2009
Ms. Song P. Brandon
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-3628
Lime Energy Co.
Schedule TO-I
Filed January 28, 2009
File No. 5-58763
Dear Ms. Brandon:
     On behalf of Lime Energy Co., we are providing these responses to your comment letter dated February 17, 2009. For ease of reference, we have repeated the Staff’s comments in italicized type prior to the responses.
1. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend the conditions to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined.
Response: Lime has amended the Schedule TO-I to address the Staff’s comment.
2. We note your disclosure on page 16 where you indicate that “if we fail to timely provide notification that the Offer is being terminated within one day following us first discovering such condition has occurred, we will have deemed to have waived such condition.” Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. Please confirm your understanding in your response letter.
Response: Lime confirms its understanding of the position conveyed in the Staff’s comment.

Ms. Song P. Brandon Securities and Exchange Commission February 18, 2009 Page 2
3. We note your disclosure on page 16 indicating that your determination of certain events will be “final and binding on all parties.” Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding on all parties. In addition, please disclose that security holders may challenge your determinations, and make corresponding revisions to the “Determination of Validity” and “Change in Election” sections of the offer document.
Response: Lime has amended the Schedule TO-I to address the Staff’s comments.
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     We appreciate your time and attention to this response letter. Should you have any additional questions or concerns, please do not hesitate to contact me at (415) 659-5943.

Very truly yours,
/s/ David Mittelman
David T. Mittelman

cc:	Jeffrey R. Mistarz Chief Financial Officer Lime Energy Co.

February 18, 2009
Ms. Song P. Brandon
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-3628
Dear Ms. Brandon:
On behalf of Lime Energy, Inc. (the “Company”) and in connection with the Schedule TO-I initially filed with the Securities and Exchange Commission on January 28, 2009, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclosure the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Jeffrey Mistarz
Jeffrey Mistarz
Chief Financial Officer & Treasurer